                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-8606

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000



                             GTE HOURLY SAVINGS PLAN


                           VERIZON COMMUNICATIONS INC.

                           1095 AVENUE OF THE AMERICAS

                            NEW YORK, NEW YORK 10036

                         REPORT OF INDEPENDENT AUDITORS


To the Verizon Employee Benefits Committee:


         We have audited the accompanying statement of net assets available for plan benefits of the GTE Hourly Savings Plan as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.







                                             /s/ ERNST & YOUNG LLP

Dallas, Texas
June 1, 2001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Verizon Employee Benefits Committee:


         We have audited the accompanying statement of net assets available for plan benefits of the GTE Hourly Savings Plan (the "Plan") as of December 31, 1999. This financial statement is the responsibility of the Plan Administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999, in conformity with accounting principles generally accepted in the United States.






                                        /s/  ARTHUR ANDERSEN LLP

Dallas, Texas
June 19, 2000

                              GTE HOURLY SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         AS OF DECEMBER 31, 2000 AND 1999
                               (thousands of dollars)

                                                                2000             1999
                                                            ------------     ------------

ASSETS:

Investments in Master Trust                                 $  1,878,637     $  1,951,100

RECEIVABLES:

Employer contributions receivable                                  2,594            2,165
                                                            ------------     ------------

     Net assets available for plan benefits                 $  1,881,231     $  1,953,265
                                                            ============     ============


   The accompanying notes are an integral part of these financial statements.

                         GTE HOURLY SAVINGS PLAN
      STATEMENT OF CHANGES IN  NET ASSETS AVAILABLE FOR PLAN BENEFITS
                   FOR THE YEAR ENDED DECEMBER 31, 2000
                         (thousands of dollars)

Additions:

   Additions to net assets attributed to:

         Transfers from other plans, net                    $    117,092
         Investment income                                        67,561

         Contributions:
           Employee                                               86,285
           Employer                                               35,069
                                                            ------------
                                                                 121,354
                                                            ------------
           Total additions                                       306,007
                                                            ------------

Deductions:

   Deductions from net assets attributed to:

      Benefits paid to participants                              171,486
      Net depreciation of investments                            206,180
      Administrative expenses                                        375
                                                            ------------
          Total deductions                                       378,041
                                                            ------------

          Net decrease                                           (72,034)

Net assets available for plan benefits:
    Beginning of year                                          1,953,265
                                                            ------------
    End of year                                             $  1,881,231
                                                            ============


The accompanying notes are an integral part of this financial statement.

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2000

(1)      Description of the Plan:

GTE Merger With Bell Atlantic Corporation

         On June 30, 2000, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") completed a merger under a definitive merger agreement dated as of July 27, 1998, and began doing business as Verizon Communications.

         Under the terms of the agreement, GTE became a wholly owned subsidiary of Bell Atlantic and GTE shareholders received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock they owned.

         On September 22, 2000, Bell Atlantic changed its name to Verizon Communications Inc. ("Verizon").

         As a result of GTE shareholder approval of the merger, certain protective change in control provisions were triggered which remained in effect until July 1, 2000. These provisions include: 1) past and future matching contributions are immediately vested as soon as they are posted to participants' accounts, 2) participants do not have to be employed on the last day of the Plan year to be eligible for the match, and 3) matching contributions are posted to participants' accounts on a monthly basis. Matching contributions are immediately available for withdrawals, loans, etc. in accordance with the Plan's provisions. Matching contributions after the merger was completed were, and are to be made in Verizon common stock.

         On or after July 1, 2000, Verizon may amend the Plan without regard to the change in control provisions, subject to applicable law and the Plan terms. However, to date, there have not been any amendments relative to any of the change in control provisions.

Eligibility

         Verizon's GTE Hourly Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974. The Plan provides eligible employees of Verizon and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

         The Plan is generally available to any eligible employee as defined by the Plan document, of Verizon or a Participating Affiliate, who either is in a unit covered by a collective bargaining agreement that provides for participation in the Plan, or is a nonunion hourly-paid employee that Verizon or a Participating Affiliate has agreed, by resolution of its board of directors, to co-sponsor under the Plan. To the extent expressly provided in any written separation policy of Verizon or a Participating Affiliate, eligible employee also includes any former employee of Verizon or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

         An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)


Vesting and Investment Options

         See Note 1 "GTE Merger With Bell Atlantic Corporation" for a description of the current vesting provisions for the Plan.

         Participants direct their contributions to be invested in any of the current investment options. The Employee Benefits Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Accounts

         Each participant's account is credited with the participant's contribution/ rollovers, matching contributions and allocations of Plan income. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

         Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in Verizon shares for investments in the Verizon Stock Portfolio (the "Stock Portfolio"), with the balance in cash; (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Stock Portfolio, with the balance of each installment in cash.

Participant Loans

         A loan feature is available to participants, which permits borrowing up to 50% of a participant's vested account balance, subject to certain limitations.

         Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from five to twenty years.

Master Trust

         The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with the GTE Savings Plan (the "Savings Plan"), owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 2000 and 1999, the Plan owned approximately 25% and 23% respectively, of the assets in the Master Trust. Interest and dividends along with net appreciation/depreciation of investments are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 8). Investments are recorded on a trade-date basis.

Trustee

         Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts pro rata. GTE Service Corporation dba Verizon Services Group, a subsidiary of Verizon, is the plan administrator.

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

Plan Modification

         Verizon reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants.

(2)      Accounting Policies:

         Effective December 31, 1999, Verizon adopted Accounting Standards Executive Committee Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters".

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which the Plan is required to adopt effective January 1, 2001. The impact of the Statement on the Plan's net assets available for benefits has not yet been determined.

         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Certain reclassifications have been made to prior-year data to conform to the current year presentation.

         Benefits are recorded when paid.

(3)      Non Participant-Directed Investments:

         Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows (in thousands):

                                                    As of December 31,
                                               -----------------------------
                                                   2000             1999
                                               ------------     ------------
         Net assets:
         -----------

         Verizon common stock                  $    611,836     $    721,378

                                                Year ended December 31, 2000
                                                ----------------------------
         Changes in net assets:
         ----------------------

         Employer contributions                     $     35,069
         Dividends                                        19,642
         Net depreciation of investments                 (98,951)
         Benefits paid to participants                   (60,743)
         Other                                            (4,559)
                                                    ------------

                        Total                       $   (109,542)
                                                    ============

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

(4)      Contributions:

         The Plan is funded by employee contributions up to a maximum of 16% of compensation and by matching contributions in shares of Verizon common stock ranging from 50% to 75%, depending on the collective bargaining agreement, of the initial 6% of the participants' contributions of eligible compensation each payroll period not withdrawn, or distributed during the Plan year. See Note 1 "GTE Merger With Bell Atlantic Corporation" for the current matching contribution provisions for the Plan. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions").

         Each participant's Elective Contributions for the 2000 Plan year was limited to $10,500. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $170,000.

         Matching contributions are made in Verizon common stock and in general, participants cannot redirect these shares into other investment choices.

(5)      Related Party Transactions:

         Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions qualify as party-in-interest, but they are subject to an exemption to the party-in-interest rules. Fees paid by the Plan for investment management services amounted to $375,000 for the 2000 Plan year.

(6)      Income Tax Status:

         The Plan has received a determination letter from the Internal Revenue Service dated January 12, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

(7)      Transfers From Other Plans, Net:

         In 2000, transfers from other plans, net, consisted of approximately $129 million of rollovers from other qualified plans less transfers to other qualified plans of $12 million.

(8)      GTE Master Savings Trust:

         In the Master Trust, investments in common stock and mutual funds are valued at fair value. Shares of mutual funds are valued at published market prices that represent the net asset value of shares held by the Master Trust at year-end. Shares of common stock are valued at the quoted market price. Money market funds are stated at cost, which approximates fair value.

         A portion of certain funds is invested in 51 contracts held with 16 insurance companies and banks. Standard & Poor's, as of December 31, 2000 and 1999, rated the issuers of these contracts and the contracts' underlying securities A and A+ or better, respectively. The contracts are included in the financial statements at contract value, approximately $694 million and $724 million, which approximates fair value, as reported by the insurance companies and banks at December 31, 2000 and 1999, respectively.

                             GTE HOURLY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

         Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting rate. The repayment of principal when the contract matures is solely the general debt obligation of the contract issuer. Synthetic contracts combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. The fair value of the synthetic investment contracts was approximately $560 million and $478 million at December 31, 2000, and 1999, respectively. The contract value of the synthetic investment contracts was approximately $549 million and $488 million at December 31, 2000, and 1999, respectively.

         The contracts had average yields of 6.66% and 6.99% at December 31, 2000 and 1999, respectively. The crediting interest rate for the contracts had a range from 5.34% to 8.28% and 5.42% to 8.44% at December 31, 2000 and 1999,
respectively. The contracts have scheduled maturities from January 15, 2001 to November 3, 2003 at December 31, 2000. No valuation reserve was recorded at December 31, 2000 and 1999, to adjust contract amounts.

         The following schedules reflect the Master Trust net investments by investment type as of December 31, 2000 and 1999, and investment income for the year ended December 31, 2000 (in thousands):

                                                   Investments in           Investment Income in Master Trust
                                                    Master Trust               Year Ended December 31, 2000
                                            -----------------------------   ---------------------------------
                                                                                                   Net
                                                    December 31,               Interest &       Investment
                                                2000             1999          Dividends       Gain (Loss)
                                            ------------     ------------     ------------     ------------

         Verizon Common Stock               $  3,345,980     $  4,065,430     $    115,125     $   (528,128)
         Mutual Funds                          2,119,320        2,233,878          116,133         (287,276)
         Investment Contracts                    693,677          723,534               --           45,734
         Commingled Funds                        839,505          941,077               --          (56,853)
         Loans to Participants                   195,654          202,216           14,775               --
         Money Market Fund                       274,552          209,907           15,588               --
                                            ------------     ------------     ------------     ------------

         Total                              $  7,468,688     $  8,376,042     $    261,621     $   (826,523)
                                            ============     ============     ============     ============

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                             GTE HOURLY SAVINGS PLAN
                             -----------------------
                                 (Name of Plan)



Date      June 19, 2001                    By /s/ Ezra D. Singer
     -----------------------                  ----------------------------------
                                                 (Ezra D. Singer)
                                   Chairman, Verizon Employee Benefits Committee

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

  23.1                   CONSENT OF ERNST & YOUNG LLP

  23.2                   CONSENT OF ARTHUR ANDERSEN LLP